SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 25, 2023

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, January 25, 2023 regarding “Ericsson announces changes to the Executive Team”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: January 25, 2023

PRESS RELEASE January 25, 2023

Ericsson announces changes to the Executive Team

•	Jenny Lindqvist is appointed Senior Vice President, and Head of Market Area Europe & Latin America, effective as of February 1, 2023

•	Becomes member of Ericsson’s Executive Team reporting to CEO

Ericsson (NASDAQ: ERIC) has appointed Jenny Lindqvist Senior Vice President, Head of Market Area Europe & Latin America, as of February 1, 2023. Effective the same date she will become member of the Ericsson Executive Team, reporting to the CEO. Jenny Lindqvist currently holds the position of Vice President and Head of Northern and Central Europe within Ericsson’s Market Area Europe & Latin America.

Börje Ekholm, President and CEO, says: “I am very pleased to welcome Jenny as a member of the Executive Team. Jenny takes on this role at a pivotal time for Ericsson and the industry as we drive towards realizing the full potential of 5G technology by solidifying our leadership position in mobile networks. Under Jenny’s leadership and leveraging her commercial and operations experience, I see an opportunity for Ericsson to further grow and shape the future of our business in Europe and Latin America with our leading customers.”

Jenny Lindqvist says: ”I am delighted to take on this exciting new role for Europe and Latin America. I look forward to working closely together with our customers and teams in this diverse Market Area to bring value, innovation, and vision to our fast-changing business environment and leverage our technology leadership in 5G.”

Jenny Lindqvist has a Master of Science in Business & Economics from Stockholm School of Economics. Previous management positions within Ericsson Business Area and Market Area organizations include Head of Global Customer Unit Telia Company, Head of Solution Line Intelligent Transport Systems, Key Account Manager Telenor, Managed Services Engagement Lead and Business Manager Multimedia. Previous positions outside Ericsson include roles in management consulting in France and Sweden, as well as in Pharmaceuticals in the Philippines.

1 (2)

PRESS RELEASE January 25, 2023

As a member of Ericsson’s Executive Leadership Team, Jenny Lindqvist succeeds Stefan Koetz who has been acting in this role as of June 1, 2022. Stefan will take on a new role as Head of Strategic Projects for Market Area Europe & Latin America.

NOTES TO EDITORS:

FOLLOW US:

Subscribe to Ericsson press releases here

Subscribe to Ericsson blog posts here

https://twitter.com/ericsson

https://www.facebook.com/ericsson

https://www.linkedin.com/company/ericsson

MORE INFORMATION AT:

Ericsson Newsroom

media.relations@ericsson.com (+46 10 719 69 92)

investor.relations@ericsson.com (+46 10 719 00 00)

ABOUT ERICSSON: Ericsson enables communications service providers and enterprises to capture the full value of connectivity. The company’s portfolio spans the following business areas: Networks, Cloud Software and Services, Enterprise Wireless Solutions, Global Communications Platform, and Technologies and New Businesses. It is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s innovation investments have delivered the benefits of mobility and mobile broadband to billions of people globally. Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

2 (2)